Filed by Equifax do Brasil S.A.

Commission File No. 132-00001

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Makes Offer to Acquire Boa Vista Serviços in Brazil for R$8 Per Share

Acquisition Would Deliver Compelling Value to Boa Vista Serviços Shareholders and Expands Equifax Capabilities in Large and Fast-growing Brazilian Market

ATLANTA, DECEMBER 19, 2022/PR Newswire/ – Equifax® (NYSE: EFX) has made an offer to the Boa Vista Serviços Board of Directors to acquire all outstanding shares of Boa Vista Serviços (BOAS3: SAO), the second largest consumer credit bureau in Brazil, for R$8.00 per share, implying an estimated total enterprise value of R$3,103 million, or USD$583 million based on a USD/BRL exchange rate of 5.3180 (PTAX as of December 15, 2022). If accepted, this proposal would deliver compelling value to Boa Vista Serviços shareholders by providing immediate liquidity, a substantial 89 percent premium over the closing price on December 15, 2022, and an opportunity to exchange part of their Boa Vista Serviços stake into a globally diversified Equifax stock. This acquisition would expand Equifax capabilities in the large and fast-growing Brazilian market and would offer Boa Vista Serviços access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new vertical industries.

“Equifax has been an investor in Boa Vista Serviços since 2011, and with this acquisition, we would bring powerful new insights to Brazilian lenders and service providers that would help them better understand their customers and promote greater financial inclusion,” said Mark W. Begor, CEO of Equifax. “We have a strong track record of reinvesting in strategic bolt-on M&A transactions to broaden and strengthen Equifax, having invested more than $3.5 billion in 12 acquisitions during the past 24 months. This transaction aligns with our EFX2025 strategic priorities and would mark an exciting new global chapter for both Equifax and Boa Vista Serviços customers and employees while providing Boa Vista Serviços shareholders immediate liquidity with a substantial 89 percent premium. We look forward to working with Boa Vista Serviços and its Board of Directors and executing a definitive merger agreement as quickly as possible.”

Under the terms of the proposal, Equifax would offer all Boa Vista Serviços shareholders the option to receive (1) R$8.00 per share in cash, (2) a combination of cash and Brazilian Depositary Receipts (“BDRs”) representing shares of Equifax common stock or (3) a combination of shares of Equifax Brasil common stock and cash or Equifax BDRs. This offer is not subject to any financing contingency and was made with the support and agreement of Associação Comercial de São Paulo (ACSP), the largest shareholder of and the provider of differentiated data to Boa Vista Serviços, who is expected to have ownership of up to 20 percent in the combined Brazilian company (Equifax Brasil). Combined, Equifax and ACSP have voting control of over 40 percent of Boa Vista Serviços and are aligned in completing the transaction. ACSP would also enter into a 15-year agreement with Boa Vista Serviços to provide exclusive access to its data, refrain from competing with the Boa Vista Serviços business and provide consulting and regulatory support services to Boa Vista Serviços. Equifax currently holds approximately 10 percent of Boa Vista Serviços’ shares and ACSP holds approximately 30 percent.

This proposal represents an 89 percent premium to the closing stock price of Boa Vista Serviços on December 15 and a 185 percent premium to Boa Vista Serviços’ Enterprise Value based on such closing price on December 15. The proposal also represents a 65 percent premium to the volume weighted average trading price of Boa Vista Serviços for the 30 trading days ending on December 15.

The transaction is subject to review and approval by the Boa Vista Serviços Board of Directors. If approved by the Boa Vista Serviços Board of Directors, the transaction would be subject to Boa Vista Serviços shareholder approval and other customary closing conditions. Following the completion of the proposed transaction, Boa Vista Serviços would become a subsidiary of Equifax Brasil.

BofA Securities is serving as financial advisor to Equifax, and Hogan Lovells US LLP and Machado Meyer Advogados are acting as legal counsels to Equifax.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to successfully negotiate and consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder approval and satisfy other closing conditions if a definitive agreement is signed, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent SEC filings. As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax® (NYSE: EFX) and Equifax Brasil plan to file a Registration Statement on Form S-4/F-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the Boa Vista Serviços transaction. The Form S-4/F-4 will contain an exchange offer prospectus and other documents. The Form S-4, and prospectus will contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by more than 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com